# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LANTRONIX INC, CIK 0001114925
CUSIP: 516548203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 01/28/2026
Amends the filing with accession number 0001104659-25-055609
Filed by CIK 0001762999
Persons authorized to receive notices and communications: Chain of Lakes Investment Fund, 2600 Eagan Woods Dr., Suite 350, Eagan, Minnesota (MN), 55121, 702-807-7858

## Reporting persons
- Chain of Lakes Investment Fund, LLC (CIK 0001762999): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 716,927; sole dispositive power 0; shared dispositive power 716,927; aggregate amount beneficially owned 716,927 (1.8% of the class)
  Comment: The amounts in rows 8, 10 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by Chain of Lakes Investment Fund, LLC ("COLIF"). These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4.
  
  Percentage in row 13 calculated based on 39,358,610 shares of common stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Form 10-Q for the quarterly period ended September 30, 2025, of Lantronix, Inc.
- Christopher B. Woodruff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 716,927; sole dispositive power 0; shared dispositive power 716,927; aggregate amount beneficially owned 716,927 (1.8% of the class)
  Comment: The amounts in rows 8, 10 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by COLIF. These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4 As described in Item 2, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by COLIF as a result of his position as President of COLIF. Reference is made to Item 2 to this Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
  
  Percentage in row 13 calculated based on 39,358,610 shares of common stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Form 10-Q for the quarterly period ended September 30, 2025, of Lantronix, Inc.
- Haluk L. Bayraktar: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,418,305; sole dispositive power 1,418,305; shared dispositive power 0; aggregate amount beneficially owned 1,418,305 (3.6% of the class)
  Comment: The amounts in rows 8, 9 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by Mr. Bayraktar. These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4.
  
  Percentage in row 13 calculated based on 39,358,610 shares of common stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Form 10-Q for the quarterly period ended September 30, 2025, of Lantronix, Inc.
- Emre Aciksoz: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 121,858; sole dispositive power 121,858; shared dispositive power 0; aggregate amount beneficially owned 121,858 (0.3% of the class)
  Comment: The amounts in rows 8, 9 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by Mr. Aciksoz. These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4.
  
  Percentage in row 13 calculated based on 39,358,610 shares of common stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Form 10-Q for the quarterly period ended September 30, 2025, of Lantronix, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LANTRONIX INC
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Lantronix, Inc., a Delaware corporation (the "Issuer") that are or may be deemed to be beneficially owned by the Reporting Persons (as defined below) and amends certain information included in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 2, 2025 (the "Original Schedule 13D") and Amendment No.1 to the Original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 1, 2025 (the "Amendment No. 1").

## Item 2. Identity and Background
Name of person filing: This Amendment is being jointly filed by Chain of Lakes Investment Fund, LLC ("COLIF"), Christopher B. Woodruff, Haluk L. Bayraktar and Emre Aciksoz (the "Reporting Persons").
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated by reference in its entirety into this Item 2(b).
Present principal occupation or employment: COLIF is principally engaged in the business of investing. Mr. Woodruff is principally engaged as President of COLIF and may be deemed to have shared voting and shared dispositive power over the Common Stock held of record by COLIF as a result of his position as President of COLIF. Mr. Bayraktar is principally engaged in serving as Chief Executive Officer of Baykar Technologies. Mr. Aciksoz is principally engaged in the business of investing.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated by reference in its entirety into this Item 2(d).
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated by reference in its entirety into this Item 2(d).
Citizenship:
COLIF is a Delaware limited liability company.
Christopher B. Woodruff is an individual and citizen of the United States of America.
Haluk L. Bayraktar is an individual and citizen of Turkey.
Emre Aciksoz is an individual and citizen of Turkey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No funds were used in connection with the transactions described in this Amendment. The Reporting Persons have not acquired any additional securities of the Issuer in the past 60 days.

## Item 4. Purpose of Transaction
Purpose of transaction:
As described in the Original Schedule 13D, the Reporting Persons originally acquired the shares in the Issuer because they believed the Shares were materially undervalued and represented an attractive investment opportunity. As a result of the foregoing and as disclosed in detail in Item 4 of the Original Schedule 13D, the Reporting Persons considered taking one or more actions described in subjections (a) through (j) of Item 4 of Schedule 13D, and intended to seek to replace a majority of the current members of the Board of the Issuer with candidates that were committed to an expedited return of shareholders' capital through a sale of the Issuer by running a competing proxy statement at the Issuer's 2025 Annual Meeting of Stockholders.

Subsequent to the filing of the Original Schedule 13D and as described in detail in Amendment No. 1, the Reporting Persons engaged in discussions with the Issuer, and the parties have agreed to resolve their differences with respect to this matter by entering into a Cooperation Agreement dated June 24, 2025 (the "Cooperation Agreement"). A copy of the Cooperation Agreement was filed as Exhibit 1 to Amendment No. 1.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending on various factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, subject to compliance with the terms of the Cooperation Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 2,257,090 shares of the Issuer's Common Stock, representing 5.73% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5.
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).
Transactions in the class effected during the past sixty days: Information concerning transactions in the Shares effected by the Reporting Persons in the past 60 days is set forth in Exhibit 1 hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' discussions of their views about the Issuer, and their entry into the Cooperation Agreement, may result in the Reporting Persons being deemed to be acting together for the purpose of acquiring, holding, voting or disposing of the Issuer's securities for purposes of Rule 13d-5(b).

The disclosure in Item 4 relating to the Cooperation Agreement is incorporated herein by reference.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Schedule of Transactions by the Reporting Persons
2 Joint Filing Agreement

## Signatures
- Chain of Lakes Investment Fund, LLC: /s/ Christopher B. Woodruff, President (01/30/2026)
- Christopher B. Woodruff: /s/ Christopher B. Woodruff, Christopher B. Woodruff (01/30/2026)
- Haluk L. Bayraktar: /s/ Haluk L. Bayraktar, Haluk L. Bayraktar (01/30/2026)
- Emre Aciksoz: /s/ Emre Aciksoz, Emre Aciksoz (01/30/2026)